Exhibit 99.1

COPERNIC, HARRIS AND COMAMTECH ANNOUNCE
FINAL ORDER APPROVING THE PLAN OF ARRANGEMENT
AND CLOSING OF HARRIS TRANSACTION

Montreal, Québec, November 4, 2010 – Copernic Inc. (“Copernic”) (NASDAQ: CNIC), N. Harris Computer Corporation (“Harris”), a wholly-owned subsidiary of Constellation Software Inc. (TSX: CSU), and Comamtech Inc. (“Comamtech”) jointly announce the final order approving their previously announced plan of arrangement (the “Plan of Arrangement”) granted by the Ontario Superior Court of Justice (Commercial List) on November 1, 2010 (the “Final Order”).  The Plan of Arrangement was approved by Copernic’s shareholders at a special meeting held on October 25, 2010 (the “Shareholder Approval”).  Following the Shareholder Approval and the Final Order, the Plan of Arrangement has closed and the shareholders of Copernic have become shareholders of Comamtech, a newly incorporated corporation which (i) retained certain non-operating assets of Copernic having a current net fair market value as determined by Copernic of approximately US$2.80 million; and (ii) has received from Harris approximately US$4.4 million, with additional amounts payable by Harris (subject to adjustment) as described in the management information circular of Copernic dated September 27, 2010.

Copernic’s certificates formerly representing its common shares and the electronically traded shares now represent only the right to exchange such shares for Comamtech shares. Pursuant to the Plan of Arrangement, the Copernic common shares were deemed to be exchanged on a one-for-one basis for common shares of Comamtech. Harris is now the owner of all the newly issued and outstanding shares of Copernic. Registered holders of Copernic common shares should tender their Copernic share certificates and letters of transmittal in exchange for certificates representing common shares of Comamtech by the initial exchange date which has been set as November 15, 2010.  Electronically traded shares of Copernic are expected to be automatically exchanged for shares of Comamtech on November 15, 2010, subject to completion by Comamtech of certain regulatory compliance procedures.

As previously announced on October 20, 2010, Comamtech has entered into an agreement to acquire all of the outstanding shares of DecisionPoint Systems, Inc. (OTC.BB: DNPI) (“DNPI”), in a reverse take-over.  The Comamtech reverse acquisition of DNPI is expected to close prior to the end of the current calendar year.

In connection with the Plan of Arrangement, a substitution listing for Copernic has been filed by Comamtech with The NASDAQ Stock Market (“Nasdaq”). Nasdaq has issued a response and notification that as a result of the closing of the Plan of Arrangement there remains only a “public shell” holding only cash and non-operating assets. Nasdaq has stated that it will suspend public trading of all shares as of November 15, 2010, and that it will file further notice to the US Securities and Exchange Commission to remove the publicly trading common stock from listing on Nasdaq, unless an appeal is filed with the Nasdaq Listing Qualifications Panel. Comamtech intends to file the appeal to the delisting notice on the basis of the prospective acquisition of DNPI.  The appeal will stay the suspension and delisting through the conclusion of the appeals process. Comamtech anticipates meeting all of the Nasdaq listing qualifications requirements effective as of the closing of the DNPI acquisition, however, there is no guarantee or assurance that the appeal will succeed.

About Copernic Inc.

Copernic Inc. specializes in developing, marketing and selling cutting-edge search technology, providing innovative home and business software products and solutions for desktop, web and mobile users, through its online properties, including www.mycopernic.com and www.copernic.com. With its award winning Copernic Desktop Search® software search engine product, Copernic brings the power of a sophisticated, yet easy-to-use search engine to the user’s PC. More information can be found at www.copernic.com.

About N. Harris Computer Corporation

Harris is a wholly owned subsidiary of Constellation Software Inc. (“Constellation”) and is a leading provider of financial management and Customer Information Systems (CIS) software solutions. Since 1976, Harris has focused on providing feature-rich and robust turnkey solutions to all levels of local government, public power and water entities as well as school districts throughout North America. Harris' focus is on creating long-term relationships with our customers and ensuring that we meet the changing needs of our customers over time. For further information on Harris Computer Systems, please visit our website at http://www.harriscomputer.com, or call 888-847-7747.

About Constellation Software Inc.

Constellation acquires, manages and builds vertical market software businesses that provide mission critical software solutions. Constellation's common shares are listed on the Toronto Stock Exchange under the symbol "CSU". Further information about Constellation may be obtained from the Company's web site at www.csisoftware.com.

Statements contained in this press release, which are not historical facts, are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to risks and uncertainties that can cause actual outcomes to differ materially from plans, projections, expectations and other anticipated results.  Some of these risks and uncertainties are detailed in the Company’s filings with the U.S. Securities and Exchange Commission and the Ontario Securities Commission.  The Company expressly disclaims an intent or obligation to update any description of the scope, focus or subject matter of the forward-looking statements or any other matters contained in this press release except as otherwise required by law..

FOR MORE INFORMATION CONTACT:

Copernic Inc.
Marc Ferland, President and Chief Executive Officer
Telephone Toll Free: (877) 289-4682 #1013
Telephone Local: (418) 527-0528 #1013
Email: mferland@copernic.com
Website: www.copernic.com

N. Harris Computer Corporation
Bryce Cooper, Executive Vice President
Harris Computer Systems
Telephone Local: (613) 226 5511 ext 2132
Email: bcooper@harriscomputer.com
Website: www.harriscomputer.com

Constellation Software Inc.
John Billowits, Chief Financial Officer
Telephone Local: (416) 861-2279
Email: info@csisoftware.com
Website: www.csisoftware.com